FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of May, 2010

MS&AD Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information furnished on this form:

1.	[English Translation]

Notice regarding Convocation of Annual Shareholders’ Meeting and Conferment of Voting Rights

2.	[English Translation]

Merger of Mitsui Sumitomo Kirameki Life Insurance and Aioi Life Insurance

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MS&AD Insurance Group Holdings, Inc.

Date: May 20, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager General Administration Dept.

[English Translation]
May 20, 2010
MS&AD Insurance Group Holdings, Inc.
Notice regarding Convocation of Annual Shareholders’ Meeting and
Conferment of Voting Rights
The Company hereby announces that it has decided at the meeting of its Board of Directors held on May 20, 2010, to convene its annual shareholders’ meeting for the fiscal year ended March 31, 2010, and to confer voting rights thereat, under the provision of Article 124 Paragraph 4 of the Companies Act of Japan, to those shareholders who were allotted shares of the Company in connection with the share exchanges between the Company and each of Aioi Insurance Co., Ltd. and Nissay Dowa General Insurance Co., Ltd., as set out below.
1.	Date of Annual Shareholders’ Meeting and Matters to be Resolved

(1)	Date of Annual Shareholders’ Meeting	June 29, 2010 (Tuesday)

(2)	Matters to be Resolved

First Item	Appropriation of Retained Earnings
Second Item	Election of Thirteen (13) Directors
2.	Voting Rights at Annual Shareholders’ Meeting Conferred

(1)	Number of Shares Delivered in Share Exchanges	211,971,015

(2)	Number of Voting Rights Confered under Provision of Companies Act	2,102,772

(3)	Ratio to Total Number of Voting Rights at Annual Shareholders’ Meeting	33.69%

	(Note) Total Number of Voting Rights at Annual Shareholders’ Meeting	6,241,757
-End-

[English Translation]
May 20, 2010
MS&AD Insurance Group Holdings, Inc.
Merger of Mitsui Sumitomo Kirameki Life Insurance
and Aioi Life Insurance
MS&AD Insurance Group Holdings, Inc. (President: Toshiaki Egashira) hereby announces that it has decided at the meeting of its Board of Directors held today, to approve merger of its life insurance subsidiaries, Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. (President: Shizuka Sasaki) and Aioi Life Insurance Co., Ltd. (President: Yoshihisa Ishii) (hereinafter, the “two companies” or “merged company”), contemplated to be effective on October 1, 2011 and conditional on obtaining permissions and other approvals from relevant authorities.
I. Purpose of the merger and the aims of the newly merged company
1. Purpose of the merger
The merged company is intended to enhance our operational bases in domestic life insurance business, a growing business area in the five business domains under the Group’s medium-term management plan “MS&AD New Frontier 2013,” and thus accelerate growth of the group.
2. Prospects of the merged company
As a member of MS&AD Insurance Group, the merged company will share “Our Mission”, “Our Vision” and “Our Values”, and realize its “aiming corporate image”.
[ Mission, Vision and Value of MS&AD Insurance Group]
(1) Our Mission
To contribute to the development of a vibrant society and help secure a sound future for the earth, by bringing security and safety through the global insurance and financial services business.
(2) Our Vision
To create a world-leading insurance and financial services group that continues to seek sustainable growth and to enhance enterprise value.
(3) Our Value
[Customer Focused] We continuously strive to provide security and achieve customer satisfaction.
[Integrity] We are sincere, kind, fair and just in all our dealings with everyone.
[Teamwork] We achieve mutual growth by respecting one another’s individuality and opinions, and by sharing knowledge and ideas.
[Innovation] We listen to our stakeholders and continuously seek ways to improve our work and business.
[Professionalism] We make continuous efforts to improve our skills and proficiency to provide high quality services.

<Aiming corporate image of the merged company>
—	We provide security and achieve customer satisfaction and thus win trust of customers and society.

—	We achieve sustainable growth as a core company of the Group’s domestic life insurance business.

—	We realize the most effective business model among life insurance subsidiaries of non-life insurers and provide customers products and service of the finest quality.

—	We become a vibrant company where our employees each have a vision and pride and find their job meaningful.
II. Outline of agreement
The two companies will continue their discussions in order to reach final agreement in line with the following.
1. Effective date of the merger
October 1, 2011
2. Other fundamental matters concerning the merger
Members of management, corporate name, address of the main office and the structure of the merger will be made public when decided. Since the parties to the merger are subsidiaries of MS&AD Insurance Group, merger ratio will not be determined.
(Image of the Group after the merger)
III. Basic strategy of the newly merging company
The merged company will reinforce its line of products and services, enhance its operational bases and improve quality, employing yet improved human resources to help enhance corporate value. The merged company will thus create a business model that is suited for a life insurance subsidiary of a non-life insurer and of utmost effectiveness, and pursue sustainable growth and improved profitability.
1. We will make the best of synergies, economy of scale and the combined know-how of the two companies and thus provide products and services that meet every need of customers.

2. We will bring safety and satisfaction through our diverse channels complemented and enhanced by the merger, and provide life-long support taking advantage of our sound financial bases.
3. We will create advanced operating system out of our combined know-how and realize business operations of high quality; we aim for workflow that is both convenient for customers and accurate, swift and plain in each of our underwriting, maintenance and claims payment operations.
4. We will allocate human resources strategically to such areas where synergies can be achieved. We will also help further develop the abilities and skills of our employees and create a corporate culture that helps them grow themselves.
MS&AD Insurance Group will pursue the following numerical targets for its domestic life insurance business for the fiscal year 2013:
Group core profit of 15 billion yen
Life annualized premiums in force of 330 billion yen (excluding group policy premiums)

IV. Basic policy of system integration
The merged company will adopt the host system of Mitsui Sumitomo Kirameki Life Insurance as its main system, and the host system of Aioi Life Insurance for the maintenance of its pre-merger policies.

(Outline of parties)

Mitsui Sumitomo Kirameki Life
Corporate name	Insurance Co., Ltd.	Aioi Life Insurance Co., Ltd.
Business	Life insurance business	Life insurance business
Incorporation Date	August 8, 1996	August 8, 1996
Address	3-11-1 Kanda-Nishikicho, Chiyoda-ku, Tokyo	1-28-1 Ebisu, Shibuya-ku, Tokyo
President	Shizuka Sasaki	Yoshihisa Sasaki
Capital	35.5 billion yen	30.0 billion yen
Shares Issued	960 thousand shares	700 thousand shares
End date of accounting period	March 31	March 31
Major shareholder and their shareholding ratio	MS&AD Insurance Group Holdings, Inc. 100%	Aioi Insurance Co., Ltd. 100%

As of March 31, 2010 (Bracketed are comparison to the previous year)			Two companies added (*1)
Number of new policies (*2)	0.21 million (119.8%)	0.09 million (116.2%)	0.31 million (118.7%)
Number of policies in force (*2)	1.19 million (111.5%)	0.57 million (110.9%)	1.77 million (111.3%)
Amount of new policies(*2)	1,587.2 billion yen (96.0%)	1,059.4 billion yen (101.5%)	2,646.6 billion yen (98.1%)
Amount of policies in force(*2)	9,444.7 billion yen (104.6%)	5,843.3 billion yen (108.9%)	15,288.0 billion yen (106.2%)
Yearly insurance premiums of new policies(*2)	27.5 billion yen (105.7%)	9.7 billion yen (103.2%)	37.2 billion yen (105.0%)
Yearly insurance premiums of policies in force (*2)	194.5 billion yen (100.1%)	73.5 billion yen (103.8%)	268.1 billion yen (101.1%)
Premiums	223.3 billion yen (101.5%)	100.5 billion yen (107.3%)	323.8 billion yen (103.2%)
Net income	0 billion yen (84.7%) (*3)	1.3 billion yen (161.5%)	1.3 billion yen (157.5%)
Embedded value	199.9 billion yen (106.0%)	103.1 billion yen (111.6%)	—
Increased amount of embedded value	11.3 billion yen (85.4%)	10.6 billion yen (349.2%)	—
Total assets	1,148.3 billion yen (106.8%)	467.9 billion yen (111.2%)	1,616.3 billion yen (108.0%)
Solvency margin ratio	2,129.7%	1,994.3%	—
Relationships	No party has a major capital, personnel, or trade relationship with any other party, and no party constitutes a relevant party with respect to any of the other parties.

*1.	Amounts are calculated by simply adding amounts of the two companies.

*2.	Total amounts for personal insurance and personal pension insurance.

*3.	Net income of Mitsui Sumitomo Kirameki Life Insurance is 37 million yen due to its increased provision for underwriting reserve in order to fulfill standard underwriting reserve. Net income before the increased provision is 2.8 billion yen (115.2% compared with previous year).
<Reference : Rank of the merged company>
The merged company would be ranked 10th in the domestic life insurance industry by amounts of its new policies and 15th by amounts of its policies in force as based on the aggregate amounts of the two companies as of March 31, 2009.
- End -

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of MS&AD Insurance Group Holdings, Inc. (the “Company”), in relation to, and the benefits resulting from, the proposed merger of Mitsui Sumitomo Kirameki Life Insurance Company, Limited (“Kirameki Life”) and Aioi Life Insurance Co., Ltd (“Aioi Life”), described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Kirameki Life and Aioi Life (and thus the Company) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by Kirameki Life and Aioi Life (and the merged company) from Japan’s other major insurance companies and new entrants in the Japanese insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the investments of Kirameki Life and Aioi Life (and the merged company); (8) the parties being unable to complete the proposed merger due to failure to obtain the necessary governmental approval for the proposed transactions or for other reasons; and (9) difficulties in realizing the synergies and benefits of the merger due to various reasons, including, but not limited to, unexpected significant costs incurred in connection with the planned integration of IT and other systems, facilities, human resources and other aspects of the operations of the merged company, and any of the preceding paragraphs (1) through (8).